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Exhibit (a)(1)(F)

E-MAIL CONFIRMATION

Confirmation of Receipt:

        This message confirms that we have received your letter of transmittal and election form relating to the offer by Ciprico Inc. to exchange your eligible options, which are all outstanding options to purchase shares of our common stock granted under the Ciprico Inc. 1999 amended and restated stock option plan that have an exercise price of $7.00 per share or more and will expire beginning January 1, 2004 (the "eligible options") and are held by option holders who have not received options after May 1, 2002 for new options we will grant under the stock option plan. All new grants will be issued under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan.

        Upon the terms and subject to the conditions described in the offer to exchange, dated November 5, 2002, and the letter of transmittal previously sent to you, you may withdraw the options that you have elected to exchange before the offer expires at 12:00 midnight, Eastern Time, on December 5, 2002, unless we extend such expiration date.

        Please note that this confirmation of receipt does not constitute a finding by Ciprico of the validity, accuracy or completeness of your letter of transmittal or the tender of your options. We are not obligated to give you notice of any defects or irregularities in your tender of options, and we are not liable for failing to give you notice of any defects or irregularities. We may reject your tender of options if we determine that it is not in appropriate form or if we determine that it is unlawful to accept.

Thank you,
/s/ THOMAS S. WARGOLET Thomas S. Wargolet, Chief Financial Officer

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  Exhibit (a)(1)(F)